October 31, 2024

Judy C. Gavant
Executive Vice President and Chief Financial Officer
Blue Ridge Bankshares, Inc.
1807 Seminole Trail
Charlottesville, VA 22901

       Re: Blue Ridge Bankshares, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-39165
Dear Judy C. Gavant:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance